Exhibit No. 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors
Worthington Armstrong Venture:

We have audited the accompanying consolidated financial statements of Worthington Armstrong Venture and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2020 in accordance with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, in the year ended December 31, 2019, the Company adopted new accounting guidance Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and the related Accounting Standards Updates using the modified retrospective transition method. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 16, 2021

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2020 and 2019

(Dollar amounts in thousands)

Assets	2020	2019
Current assets:
Cash and cash equivalents	$1,339	$1,016
Accounts receivable, net	27,311	34,012
Receivables from affiliates	4,893	29,243
Inventory, net	31,492	34,549
Other current assets	1,730	335
Total current assets	66,765	99,155
Property, plant, and equipment, net	31,059	27,051
Goodwill and intangibles	9,383	9,511
Other assets	376	477
Total assets	$107,583	$136,194

Liabilities and Partners' Deficit
Current Liabilities:
Current portion of long-term debt	$50,000	$-
Accounts payable	$12,978	15,264
Accounts payable to affiliates	4,158	2,538
Accrued expenses	5,654	6,384
Taxes payable	180	154
Total current liabilities	72,970	24,340
Long-term liabilities:
Long-term debt	231,689	285,451
Other long-term liabilities	2,988	1,981
Total long-term liabilities	234,677	287,432
Total liabilities	307,647	311,772
Partners’ deficit:
Accumulated deficit	(197,256)	(172,121)
Accumulated other comprehensive loss	(2,808)	(3,457)
Total partners’ deficit	(200,064)	(175,578)
Total liabilities and partners’ deficit	$107,583	$136,194

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2020, 2019, and 2018

(Dollar amounts in thousands)

	2020	2019	2018
Net sales	$343,318	$393,246	$374,973
Cost of sales	(148,591)	(173,605)	(169,213)
Gross margin	194,727	219,641	205,760
Selling, general, and administrative expenses	(47,489)	(39,438)	(39,612)
Operating income	147,238	180,203	166,148
Other income (expense), net	509	(2,743)	(106)
Interest expense	(9,779)	(11,281)	(9,256)
Income from continuing operations before income tax expense	137,968	166,179	156,786
Income tax expense	(203)	(231)	(215)
Net income from continued operations	137,765	165,948	156,571
Discontinued Operations (Note 3)
Net income from discontinued operations, net of tax expense	-	52,211	4,970
Total net income	137,765	218,159	161,541

Other comprehensive income (loss):
Change in pension plan	(183)	3,116	96
Change in cash flow hedge	832	(1,620)	916
Foreign currency adjustments	-	9,285	(2,616)
Total other comprehensive income (loss)	649	10,781	(1,604)
Total comprehensive income	$138,414	$228,940	$159,937

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2020, 2019, and 2018

(Dollar amounts in thousands)

	Contributed capital
		The		Accumulated
	Armstrong	Worthington		other	Total
	Ventures,	Steel	Accumulated	comprehensive	partners’
	Inc.	Company	deficit	income (loss)	deficit
Balance, December 31, 2017	$—	$—	$(94,421)	$(12,634)	$(107,055)
Net income	—	—	161,541	—	161,541
Distributions	—	—	(285,400)	—	(285,400)
Change in pension plan	—	—	—	96	96
Change in cash flow hedge	—	—	—	916	916
Foreign currency translation adjustments	—	—	—	(2,616)	(2,616)
Balance, December 31, 2018	—	—	(218,280)	(14,238)	(232,518)
Net income	—	—	218,159	—	218,159
Distributions	—	—	(172,000)	—	(172,000)
Change in pension plan	—	—	—	3,116	3,116
Change in cash flow hedge	—	—	—	(1,620)	(1,620)
Foreign currency translation adjustments	—	—	—	9,285	9,285
Balance, December 31, 2019	—	—	(172,121)	(3,457)	(175,578)
Net income	—	—	137,765	—	137,765
Distributions	—	—	(162,900)	—	(162,900)
Change in pension plan	—	—	—	(183)	(183)
Change in cash flow hedge	—	—	—	832	832
Foreign currency translation adjustments	—	—	—	—	—
Balance, December 31, 2020	$—	$—	$(197,256)	$(2,808)	$(200,064)

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2020, 2019, and 2018

(Dollar amounts in thousands)

	2020	2019	2018
Cash flows from operating activities:
Net income	$137,765	$218,159	$161,541
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of international operations	-	(46,238)	-
Depreciation and amortization	4,013	4,134	3,488
Pension settlement expense	-	2,603	-
Changes in assets and liabilities:
Change in receivables	5,121	(3,247)	(4,288)
Change in inventory	3,057	4,514	(5,654)
Change in payables and accrued expenses	(1,132)	3,634	293
Other	326	(774)	(282)
Net cash provided by operating activities, including discontinued operations	149,150	182,785	155,098
Cash flows from investing activities:
Purchases of property, plant, and equipment	(7,857)	(6,875)	(3,942)
Sale of property, plant, and equipment	-	(19)	33
Change in short-term investments	-	-	6,897
Purchase of assets from affiliate	-	-	(2,000)
Cash of discontinued operations transferred to Knauf	-	(13,130)	-
Cash consideration received from affiliate	25,930	-	70,000
Net cash provided by /(used) in investing activities, including discontinued operations	18,073	(20,024)	70,988
Cash flows from financing activities:
Proceeds from revolving credit facility	166,500	188,000	190,000
Issuance of long-term debt	-	-	50,000
Repayment of revolving credit facility	(170,500)	(194,500)	(192,000)
Financing cost	-	-	(31)
Distributions paid	(162,900)	(172,000)	(285,400)
Net cash used in financing activities, including discontinued operations	(166,900)	(178,500)	(237,431)
Effect of exchange rate changes on cash and cash equivalents	-	-	1,244
Net increase (decrease) in cash and cash equivalents	323	(15,739)	(10,101)
Cash and cash equivalents at beginning of year	1,016	16,755	26,856
Cash and cash equivalents at end of year	$1,339	$1,016	$16,755
Supplemental disclosures:
Interest paid	$9,779	$11,424	$8,730
Income taxes paid	190	782	933

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

(1)	Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has six manufacturing plants located throughout the United States.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation and Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of property, plant, and equipment and goodwill, accrual for volume rebates, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

       (b)   Revenue Recognition

The Company recognizes revenue upon transfer of control of products to the customer, which typically occurs upon shipment. The main performance obligation to customers is the delivery of products in accordance with purchase orders. Each purchase order confirms the transaction price for the products purchased under the arrangement. Direct shipments to building materials distributors, home centers, direct customers and retailers represent the majority of sales transactions. Standard sales terms are Free On Board (“FOB”) shipping point; however, the Company does have minimal sales terms that are FOB destination.  At the point of shipment, the customer is required to pay under normal sales terms, which in most cases are 45 days or less, with no material financing components. While the majority of the Company’s revenue is derived from the sale of standard products, the Company also manufactures and sells customized ceiling products. The manufacturing cycle for these products is typically short.

The Company’s products are sold with normal and customary return provisions. Limited warranties are provided for defects in materials or factory workmanship, sagging and warping, and certain other manufacturing defects. Warranties are not sold separately to customers, and product warranties place certain requirements on the purchaser, including installation and maintenance in accordance with written instructions.  In addition to the warranty program, under certain limited circumstances, the Company will occasionally, at its sole discretion, provide a customer accommodation repair or replacement.  Warranty repairs and replacements are most commonly made by professional installers employed by or affiliated with the Company’s independent distributors.  Sales returns and warranty claims have historically not been material and do not constitute separate performance obligations.

The Company often offers incentive programs to its customers, primarily volume rebates and promotions. The majority of the Company’s rebates are designated as a percentage of annual customer purchases. Rebate amounts are estimated based on actual sales for the period and accrued for the projected incentive programs costs. The costs of rebate accruals are recorded as a reduction to revenue. Other sales discounts, including early pay promotions, are deducted immediately from the sales invoice.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income and comprehensive income.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

(c)	Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives not designated as hedges or that do not meet the criteria for hedge accounting, all changes in fair value are recorded immediately to profit or loss.

(d)	Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $1,338, $1,386, and $1,491 for the years ended December 31, 2020, 2019, and 2018 respectively.

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $3,464, $3,913, and $3,997 for the years ended December 31, 2020, 2019, and 2018 respectively.

(f)	Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio, as deemed necessary. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off‑balance‑sheet credit exposure related to its customers.

(h)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first‑in, first‑out method.

(i)	Long‑Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight‑line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(j)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually. The impairment tests performed in 2020 and 2019 did not result in an impairment of goodwill.

(k)	Recently Adopted Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to a customer. Revenue is recognized in an amount that reflects the consideration a company expects to receive in exchange

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

for those goods or services. A company also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB also has issued several amendments to the standard, which are intended to promote a more consistent interpretation and application of the principles outlined in the standard. Effective January 1, 2019, the Company adopted the provisions of ASU 2014-09 using the modified retrospective transition method. Substantially all of the Company’s revenues from contracts with customers are recognized from the sale of products with standard shipping terms, sales discounts and warranties. The Company records revenue at a single point in time when control of the product is transferred to the customer, which is determined to be generally when the product is shipped to the customer.  Adoption of the standard did not have a material impact to the Company’s financial condition, results of operations or cash flows as the amount and timing of substantially all of the Company’s revenues are recognized at a point in time.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments which requires immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets. This standard applies to all financial assets, including trade receivables. The Company’s current accounts receivable policy uses historical and current information to estimate the amount of probable credit losses in the existing accounts receivable balances.  Effective January 1, 2020, the Company adopted ASU 2016-13. Adoption of the standard did not have a material impact to the Company’s financial condition, results of operations or cash flows.

(l)	Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which amends accounting for leases, most notably by requiring a lessee to recognize the assets and liabilities that arise from a lease agreement.  Specifically, this new guidance will require lessees to recognize a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term, with limited exceptions.  In 2019, the FASB approved a proposal to defer the effective date to January 1, 2022. As such, the Company plans to adopt ASU 2016-02 effective January 1, 2022.

(m)	COVID-19 Considerations

The COVID-19 outbreak has created significant volatility and economic disruption, and the impact on the Company’s future consolidated results of operations is uncertain. The extent to which COVID-19 impacts the Company’s employees, operations, customers, suppliers and financial results depends on numerous evolving factors that the Company is not able to accurately predict, including: the duration and scope of the pandemic; government actions taken in response to the pandemic; the impact on construction activity; the effect on customer demand for the Company’s commercial and residential suspension systems; the Company’s ability to manufacture and sell its products; and the ability of customers to pay. While many of the Company’s products support essential construction, the Company, and certain of its customers or suppliers, may be impacted by state actions, orders and policies regarding the COVID-19 pandemic, including temporary closures of non-life sustaining businesses, shelter-in-place orders, and travel, social distancing and quarantine policies, the implementation and enforcement of which vary by individual U.S. states. The Company did not record any asset impairments, inventory charges or material bad debt reserves related to COVID-19 throughout 2020; however, future events may require such charges, which could have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

(3)	Discontinued Operations

On November 17, 2017, Armstrong World Industries, Inc. (AWI) entered into a Share Purchase Agreement (the Purchase Agreement) with Knauf International GmbH (Knauf) to sell certain subsidiaries comprising its business in Europe, the Middle East, Africa (EMEA) and the Pacific Rim. The sale also included the corresponding businesses and operations of the Company, and was approved by both Armstrong and Worthington. The consideration to be paid by Knauf for the Company’s businesses was approximately $92,000, subject to certain adjustments as provided in the Purchase Agreement, including adjustments based on the economic impact of any required regulatory remedies and a working capital adjustment.

On July 18, 2018, AWI entered into an amendment to the above Purchase Agreement, pursuant to which Knauf agreed to irrevocably and unconditionally pay AWI (i) $250,000 on August 1, 2018, and (ii) $80,000 on September 15, 2018, if, prior to such date (A) any competition condition has not been satisfied, or (B) the closing has not yet occurred. The amendment also provided for the reduction (from a maximum of $35,000 to a maximum of $20,000) of potential adjustments to the purchase price consideration for the transaction based on the impact of remedies required to satisfy competition conditions. AWI received both the $250,000 payment and the $80,000 payment from Knauf in the third quarter of 2018. Following receipt of these payments, $70,000 was remitted to the Company in partial consideration of the purchase price in respect of the business and operations of the Company under the transaction. The Company subsequently paid each AWI and Worthington a dividend of $35,000 in 2018.

On September 30, 2019, the previously announced sale of the Company’s international businesses and operations was completed. In connection with the closing of the sale, the Company also entered into an Intellectual Property License Agreement with Knauf for its benefit (and, under sublicense, to the buyer of the divested business) under which they license certain patents, trademarks and know-how from us for use in certain licensed territories. The Company also entered into a Supply Agreement with Knauf under which the parties may continue to purchase certain products from each other following the closing of the Sale in the normal course of business.

As of December 31, 2019, the portion of the purchase price adjustment to be allocated to the Company from AWI had not yet been finalized, and the estimated amount receivable from AWI was $25,930, which was reflected within Receivables from Affiliates at December 31, 2019. This amount included estimated working capital adjustments, remedy adjustments, and fees allocable to the Company from AWI related to the transaction, as well as $13,130 of cash transferred to Knauf at the time of sale. There were no additional purchase price adjustments allocated to the Company in 2020, and the remaining $25,930 was remitted to the Company from AWI in two payments received in May and September 2020. Following receipt of these payments, the Company subsequently paid each AWI and Worthington dividends totaling $12,950.

EMEA and Pacific Rim’s financial results have been reflected in the consolidated financial statements as discontinued operations for all periods presented. The following table represents the results of discontinued operations for the years ended December 31, 2019 and 2018:

	2019	2018
Net sales	$49,555	$64,638
Cost of sales	37,736	52,677
Selling, general, and administrative expenses	2,872	5,045
Other income (expense), net	412	117
Gain on sale of international operations	(46,238)	-
Income from discontinued operations before tax expense	54,773	6,799
Income tax benefit (expense)	(2,562)	(1,829)
Net income from discontinued operations, net of tax expense	52,211	4,970

The following is a summary of total depreciation and amortization and capital expenditures of our discontinued operations, which are presented as components of operating and investing activities in our consolidated statement of cash flows:

	2019	2018
Purchase of property, plant and equipment	124	637

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

(4)    Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $437 and $0 at December 31, 2020 and 2019, respectively.

(5)	Inventory

	2020	2018
Finished goods	$12,106	$11,222
Goods in process	340	435
Raw materials	15,972	19,941
Supplies	3,074	2,951
Total inventory, net of reserves	$31,492	34,549

(6)	Derivative Instruments and Hedging Activities

The Company uses interest-rate related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments and uses commodity derivatives to manage its exposure to commodity price fluctuations. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. The Company does not speculate using derivative instruments.

The Company uses variable-rate London Interbank Offered Rate (LIBOR) debt to finance its operations. LIBOR is scheduled to be retired in 2021 and an alternative index may be substituted for LIBOR at the time of retirement. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into LIBOR based interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. The swap changes the variable‑rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives LIBOR‑based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed‑rate debt for the notional amount of its debt hedged.

On April 28, 2017 the Company entered into another swap with a notional amount of $50,000 maturing in February 2022, under the terms of which the Company pays a fixed rate of 1.9365% and receives one-month LIBOR.  This swap is designated as a cash flow hedge.

As of December 31, 2020 and 2019, the total notional amount of the Company’s outstanding interest-rate swap agreements that were entered into to hedge outstanding or forecasted debt obligations were $50,000 and $100,000, respectively.

In 2020, the Company entered into certain derivative instruments to hedge exposure to changes in cash flows attributable to commodity price fluctuations associated with certain forecasted transactions, specifically the future purchases of steel and aluminum used in manufacturing the Company’s products. Changes in the fair value of steel and aluminum derivative instruments designated as hedging instruments and that effectively offset the variability of cash flows associated with anticipated purchases of steel and aluminum are reported in accumulated other comprehensive income. These amounts subsequently are reclassed into cost of goods sold when the related inventory is liquidated and affects earnings. The Company assesses hedge effectiveness both at the onset of the hedge and at regular intervals throughout the life of the derivative instrument.

The fair value of derivatives designated as hedging instruments held as of December 31, 2020 and 2019 are as follows:

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

	2020		2019
	B/S Location	Fair value	B/S Location	Fair value
Steel and aluminum hedges (current)	Other current assets	$(1,368)
Interest rate swap (current)			Accrued expenses	$116
Interest rate swap (non-current)	Other long-term liabilities	1,063	Other long-term liabilities	421
Total derivatives		$(305)		$537

The amount of loss (gain) recognized in accumulated other comprehensive income was $(305) and $527, respectively as of December 31, 2020 and 2019.

(7)	Property, Plant, and Equipment

	2020	2019
Land	$673	$673
Buildings	14,783	13,489
Machinery and equipment	65,585	63,368
Computer software	1,801	1,740
Construction in process	6,111	4,246
	88,953	83,516
Accumulated depreciation and amortization	(57,894)	(56,465)
Total property, plant, and equipment, net	$31,059	$27,051

Depreciation and amortization expense was $4,013, $4,134 and $3,488 for the years ended December 31, 2020, 2019 and 2018, respectively.

(8)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short‑term maturity of these instruments. The carrying value and estimated fair value of debt was $282,311 and $293,354, respectively, at December 31, 2020. The carrying value and estimated fair value of debt was $285,451 and $294,843, respectively, at December 31, 2019.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three‑level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets  that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

The Company’s derivatives are valued using Level 2 inputs. The fair values are disclosed in Note 6. The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 3 inputs.

(9)	Debt

The Company has a $250,000 revolving credit facility (Facility) with PNC Bank and other lenders which expires March 22, 2022. As of December 31, 2020 and 2019 there was $182,000 and $186,000, respectively, outstanding under the Facility. The Company can borrow at rates with a range over LIBOR of 1.125% to 1.75%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2020 and 2019, the rate was 1.65% and 3.06%, respectively.

On December 23, 2011, the Company issued $50,000 of 10‑year private placement notes with Prudential Investment Management, Inc. (Prudential Notes) that mature in December 2021. At December 31, 2020 and 2019, there was $50,000 outstanding. The Prudential Notes bear interest at 4.90% that is paid on a quarterly basis.

On October 19, 2018, the Company amended and restated the $50,000 Prudential Notes agreement and issued $50,000 of 10‑year private placement notes with PGIM, Inc. (PGIM Notes) that mature in October 2028. At December 31, 2020 and 2019, there was $50,000 outstanding. The PGIM Notes bear interest at 4.79% that is paid on a quarterly basis.

The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years ended and as of December 31, 2020 and 2019.

(10)	Pension Benefit Programs

The Company contributes to the Worthington Industries Deferred Profit Sharing Plan for eligible U.S. employees. Costs for this plan were $1,311, $1,549 and $1,407 for 2020, 2019 and 2018, respectively.

The Company also has a U.S. defined‑benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan. During 2019, the Company settled a portion of the plan liability by purchasing annuities for participants receiving monthly benefits below a specified level, in addition to offering lump sum settlements to all participants not receiving monthly payments. These actions reduced the number of participants in the plan, decreasing administrative burden, as well as lowering the Company’s remaining financial liability associated with the plan. Pension settlement accounting charges triggered by this activity totaled $2,603.

The following tables set forth the defined‑benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2020 and 2019:

	2020	2019
Projected benefit obligation at beginning of year	$5,857	$9,988
Interest cost	173	305
Actuarial (gain) loss	534	757
Benefits paid	(357)	(5,193)
Projected benefit obligation at end of year	$6,207	$5,857

          Note: The $2,603 settlement charge incurred in 2019 is included within the “Benefits paid” total.

	2020	2019
Benefit obligation at December 31	$6,207	$5,857
Fair value of plan assets as of December 31	5,548	5,242
Funded status at end of year	$(659)	$(615)
Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$(659)	$(615)
Accumulated other comprehensive loss	3,113	2,929
Net amount recognized	$2,454	$2,314

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.

The components of net periodic benefit cost (benefit) are as follows:

	2020	2019	2018
Interest cost	$173	$305	$374
Expected return on plan assets	(325)	(428)	(651)
Recognized net actuarial loss	213	283	320
Recognized settlement charge	-	2,603	-
Net periodic benefit cost	$61	$2,763	$43

The accumulated benefit obligation for the U.S. defined‑benefit pension plan was $6,207 and $5,857 at December 31, 2020 and 2019, respectively. The unrecognized net loss for the defined‑benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $100.

The valuations and assumptions reflect the Society of Actuaries PRI 2012 mortality table with MP 2020 generational projection scales as of December 31, 2020.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2020 and 2019 are as follows:

	2020	2019
Weighted average assumptions for the year ended December 31:
Discount rate	3.08%	3.36%
Expected long-term rate of return on plan assets	6.50	6.50
Weighted average assumptions as of December 31:
Discount rate	2.25%	3.08%
Expected long-term rate of return on plan assets	6.50	6.50

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in Note 8 – Fair Value of Financial Instruments.

The U.S. defined‑benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2020 and 2019, respectively:

		2020
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$291	291	-
Debt securities	1,719	-	1,719
Common stocks	3,538	3,538	-
	$5,548	3,829	1,719

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

		2019
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$432	432	-
Debt securities	1,662	-	1,662
Common stocks	3,148	3,148	-
	$5,242	3,580	1,662

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short‑term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

Debt securities: Consist of investments in individual corporate bonds, municipal bonds, or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, which may also incorporate available trade and bid/ask spread data where available.

Common stocks: Consist of investments in common stocks that are valued at the closing price reported on the active market on which the individual security is traded.

In developing the 6.50% expected long‑term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long‑term inflation assumptions.

The primary investment objective of the defined‑benefit pension plan is to achieve long‑term growth of capital in excess of 6.50% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprising equities, fixed income, and cash investments.

Each asset class utilized by the defined‑benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2020 and 2019 position:

		Position at December 31
	Target weight	2020	2019
Equity securities	65%	64%	60%
Fixed income securities	30	31	32
Cash and equivalents	5	5	8

The Company made contributions of $200, $400 and $660 to the U.S. defined‑benefit pension plan in 2020, 2019, and 2018 respectively. The Company expects to contribute $200 to the plan in 2021.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year(s) ending December 31:
2021	$347
2022	357
2023	373
2024	374
2025	362
2026-2030	1,735

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2020.

(11)	Income Taxes

The Company is a general partnership in the United States, and accordingly, U.S. federal and state income taxes are generally the responsibility of the two general partners. Therefore, no federal income tax provision has been recorded on U.S. income.

(12)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Minimum rent payments under operating leases are recognized on a straight‑line basis over the term of the lease including any periods of free rent. Rent expense during 2020, 2019 and 2018 amounted to $3,034, $2,714 and $2,235, respectively.

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2021	$3,106
2022	2,606
2023	1,560
2024	1,076
2025	582
Thereafter	3,762
Total	$12,692

(13)	Accumulated Other Comprehensive Income (Loss)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

The following table summarizes the activity, by component, related to the change in AOCI for December 31, 2020 and the balances for accumulated other comprehensive income (loss):

				Accumulated
	Foreign			other
	currency	Cash flow		comprehensive
	translation	hedge	Pension plan	(loss)
Balance, December 31, 2018	(9,285)	1,093	(6,046)	(14,238)
Other comprehensive (loss) / income before reclassifications	9,285	(1,620)	331	7,996
Amounts reclassified from accumulated other comprehensive income	—	—	2,785	2,785
Net current period other comprehensive (loss) / income	9,285	(1,620)	3,116	10,781
Balance, December 31, 2019	—	(527)	(2,930)	(3,457)
Other comprehensive (loss) / income before reclassifications	—	832	(292)	540
Amounts reclassified from accumulated other comprehensive income	—	—	109	109
Net current period other comprehensive (loss) / income	—	832	(183)	649
Balance, December 31, 2020	$—	$305	$(3,113)	$(2,808)

The amount reclassified from AOCI was recorded in other income / expense in the consolidated statements of income and comprehensive income.

(14)	Related Parties

AWI provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. AWI purchases grid products from the Company, which are then resold along with AWI inventory to the customer.

	2020	2019	2018
Services provided by Armstrong	$20,721	$15,661	$15,775
Sales to Armstrong	21,513	22,531	22,494

AWI owed the Company $4,893 and $3,313 for purchases of product as of December 31, 2020 and 2019, respectively.

Worthington, and affiliates of Worthington, provide certain administrative processing services, steel processing services, and insurance‑related coverages to the Company for which it receives reimbursement.

	2020	2019	2018
Administrative services by Worthington	$3,690	$1,604	$1,597
Insurance-related coverage net of premiums by Worthington	1,384	926	879
Steel processing services by Worthington and affiliates of Worthington	1,420	2,317	3,015

The Company owed $4,158 and $2,538 to Worthington and affiliates of Worthington as of December 31, 2020 and 2019, respectively, which are included in accounts payable to affiliates.

(15)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Dollar amounts in thousands)

(16)	Business and Credit Concentrations

Approximately 24%, 23%, and 23% of net sales were to the Company’s largest third‑party customer for 2020, 2019, and 2018, respectively. The Company’s 10 largest third‑party customers accounted for approximately 75%, 78%, and 75% of the Company’s net sales for 2020, 2019, and 2018, respectively, and approximately 77% and 77% of the Company’s trade accounts receivable balances at December 31, 2020 and 2019, respectively. See Note 14 for sales to and amounts owed to the Company from AWI.

(17)	Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 16, 2021.

On January 7, 2021, the Company issued $50,000 of 10‑year private placement notes with Bank of America N.A. that mature in January 2031. The notes bear interest at 2.90% that is paid on a semi-annual basis. WAVE’s overall debt structure will not change as a result of this financing transaction, as proceeds from the notes issuance were used to pay down the balance of the Company’s revolving credit facility.